Mail Stop 0306


						     June 9, 2005



Via U.S Mail and FAX (775) 887-0738

Peter Chin
Chief Executive Officer
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102


	Re:	PTS, Inc.
		Form 10-KSB for Year Ended December 31, 2004
		Filed 5/20/05
		File No. 000-25485

Dear Mr. Chin:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

1. Please tell us and revise future filings to disclose your revenue recognition policies for each significant type of sale. Discuss any significant terms included in any of your sales arrangements, including rights of return and other post-shipment obligations, and discuss how these terms impact your revenue recognition. Discuss whether you recognize your product resales on the gross basis or the net basis using the guidance in EITF 99-19 and why.

Note 6 - Acquisitions, page F-11

2. We note that in connection with the Global Links Card Services ("GLCS") acquisition, you recorded $463,515 of goodwill. Based on your disclosures, it appears that GLCS already had established third party contractors, a Visa Debit card program and certain customers in place. Please tell us why you did not allocate any amount to any intangible assets based on paragraphs 37(e) and 39 of SFAS 141 and also Appendix A14 of SFAS 141. Also tell us what consideration you gave to paragraph 42 of SFAS 141. Finally, tell us and revise future filings to disclose why the purchase resulted in such a significant amount being recorded to goodwill in accordance with paragraph 51(b)
of SFAS 141.

3. It appears that the acquisitions of GLCS in December 2004 and Glove Box, Inc. completed in January 2005 are each significant acquisitions as defined in Rule 3-05 of Regulation S-X. However, you have not filed the audited financial statements and unaudited pro forma information required by Rule 3-05 of Regulation S-X. We note your disclosures in the Forms 8-K dated December 24, 2004 and November 8, 2004 that it is not practicable to file the required historical financial statements or the pro forma financial statements and that you will file these statements as soon as practicable, but not later than the date required by applicable law. Please tell us when you expect to file these statements. Please note that the Form
8-K rules require you to file such financial statements not later than 71 calendar days after the date that the initial report on Form
8-K must be filed.





Note 8 - Stock-Based Compensation, page F-13

4. Your discussion of stock-based compensation on page F-13 discusses multiple plans in 2003 and 2004. Based on your disclosures, it appears that you issued 100,000 and 361.8 million stock awards in 2003 and 2004, respectively. However, your table at the bottom of page F-13 does not reflect these awards. Tell us and revise future filings to clarify your stock option activity in 2003 and 2004. Reconcile between the disclosures on the first half of page F-13 and the amounts shown on the table at the bottom of page F-13.

5. Revise future filings to provide all of the disclosures required by paragraphs 46-48 of SFAS 123 for all periods presented.
Provide
us with the required disclosures for 2004 and 2003.

Note 9 - Stock Transactions, page F-14

6. We note that you have 454,162,201 shares of common issued but only
382,162,201 outstanding at December 31, 2004. Please tell us why these two figures are different. If you have been repurchasing shares of your common stock, please tell us and revise future filings to discuss any stock repurchase programs that you have in place and discuss your accounting for these repurchases.

Note 11 - Agreement With Flexiser, page F-15

7. We note your disclosure that you entered into a settlement agreement with Flexiser in January 2005. However, we note that you recorded a note receivable of $130,000 and a gain of $48,609 relating to this settlement in your 2004 financial statements. Tell us why you recorded these amounts in your 2004 financial statements when the agreement was not entered into until 2005.

Exhibit 31.1

8. We note that the certification filed is not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 33-8238. Accordingly, please revise future filings to include the certification in the form currently set forth in Item 601(b)(31) of
Regulation S-B.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Kevin Vaughn, Reviewing Accountant, at (202) 551-3643, or me at (202) 551-3327 if you have questions regarding these comments.


	Sincerely,



							   	Michele Gohlke
						Branch Chief

Mr. Peter Chin
PTS, Inc.
June 9, 2005
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